UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 29, 2015

LILIS ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-35330	74-3231613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

216 16th Street, Suite #1350
Denver, CO	80202
(Address of Principal Executive Offices)	(Zip Code)

(303) 893-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into A Material Definitive Agreement.

Agreement and Plan of Merger

On December 29, 2015, Lilis Energy, Inc. (“Lilis” or the “Company”), Lilis Merger Sub, Inc. (“Merger Sub”) and Brushy Resources, Inc. (“Brushy”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, each outstanding share of Brushy common stock will be exchanged for approximately 4.3257 shares of Lilis common stock (the “Merger Consideration”), and Merger Sub will merge with and into Brushy (the “Merger”) with Brushy continuing as the surviving corporation and a direct wholly-owned subsidiary of Lilis.

Refundable Deposit

Upon the execution of the Merger Agreement, Lilis paid a $1 million refundable deposit to Brushy (the “Refundable Deposit”). The Refundable Deposit shall be used for certain purposes specified in the Merger Agreement, including, but not limited to, payments towards accounts payable, transactions costs and other Brushy operating costs. However, the Refundable Deposit shall be fully repaid by Brushy to Lilis in the event the Merger is not consummated for reasons as described in the Merger Agreement.

Treatment of Options and Warrants

In connection with the Merger, each option and warrant to acquire Brushy common stock that is outstanding immediately prior to the effective time Merger will be cancelled and retired, cease to exist and be of no further force and effect. Prior to consummation of the Merger, Lilis will adopt a new equity incentive plan (the “New Equity Incentive Plan”) pursuant to which 25% of the pro forma shares outstanding of Lilis will be reserved for issuance to the management team of Lilis after consummation of the Merger. In addition, upon consummation of the Merger, Lilis will issue a warrant to purchase 2,000,000 shares of Lilis’s common stock, subject to any adjustments for stock splits, at an exercise price of $2.50 (the “SOS Warrant”). The exercise price of the SOS Warrant shall be adjusted such that if, prior to the date that is nine (9) months after the effective date of the Merger, Lilis issues new warrants to purchase common stock of Lilis with an exercise price of less than $2.50 per share, then the exercise price of the SOS Warrant will adjust to such new exercise price.

Representations and Warranties

The Merger Agreement contains customary and, in many cases, reciprocal representations and warranties by Lilis and Brushy that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in the disclosure letters delivered by Lilis and Brushy to each other in connection with the Merger Agreement or in any form, document or report filed with or furnished to the Securities and Exchange Commission (“SEC”) prior to the date of the Merger Agreement. Each of Lilis and Brushy has made representations and warranties to the other regarding, among other things, organization, capitalization, absence of certain changes, financial statements and material contracts.  The representations and warranties in the Merger Agreement do not survive the effective time.

Voting Agreement

Concurrently with the execution of the Merger Agreement, each of SOSventures, LLC (“SOSventures”), Longview Marquis Fund LP, LMIF Investments LLC and SMF investments, LLC, each a significant stockholder of Brushy (each, a “Significant Stockholder”), entered into a Voting Agreement with Lilis, Merger Sub and Brushy (each, a “Voting Agreement”) pursuant to which each Significant Stockholder agreed, among other things, to (i) vote its shares of Brushy’s common stock for the approval of the Merger Agreement and against any alternative proposal, and (ii) comply with certain restrictions on the disposition of its shares, subject to the terms and conditions contained in the Voting Agreement. Each Significant Stockholder has also granted an irrevocable proxy in favor of Lilis and Brushy to vote its shares or other equity interests as required. The Voting Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) upon the amendment, modification, change or waiver to any provision that reduces the amount or changes the form of Merger Consideration (as defined in the Merger Agreement), (c) the Effective Time, or (d) the date on which Brushy’s board of directors effects a Brushy Adverse Recommendation Change (as defined in the Merger Agreement). In addition, the voting agreement with SOSventures will terminate upon the date of any amendment, modification, change or waiver to any form of certain additional consideration to be received by SOSventures in the Merger Agreement, as described in such voting agreement, for which SOSventures has not given its written consent. The foregoing description of each Voting Agreement does not purport to be complete and is qualified in its entirety by reference to each Voting Agreement, copies of which are filed as Exhibits 10.1 and 10.2 hereto and are hereby incorporated into this report by reference.

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Certain Covenants

Lilis and Brushy have agreed, among other things, not to solicit alternative transactions and, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, any alternative transaction. In addition, Lilis and Brushy have agreed to use their commercially reasonable efforts to cause the Merger to be consummated. Subject to certain exceptions, the Merger Agreement also requires Lilis and Brushy to obtain stockholder approval and for their respective boards of directors to recommend that their respective stockholders approve the Merger and adopt the Merger Agreement. Certain additional covenants of the parties include: (i) Lilis converting its outstanding debentures and preferred stock into common stock of Lilis (the “Debenture and Preferred Conversion”), (ii) Lilis effecting a reverse stock split (the “Stock Split”), (iii) Lilis raising $15 million prior to consummation of the Merger (the “Capital Raise”) and (iv) Lilis making a $1 million payment, on behalf of Brushy, to Independent Bank.

Conditions to Consummation of the Merger

Consummation of the Merger is subject to the satisfaction or waiver of specified conditions.  Lilis’s and Brushy’s obligations to consummate the Merger are subject to:

●	Lilis’s stockholders approving the Merger Agreement, the Merger and the transactions contemplated thereby;
●	Brushy’s stockholders approving the Merger Agreement, the Merger and the transactions contemplated thereby;
●	the S-4 being declared effective;
●	the New Equity Incentive Plan shall have been adopted;
●	the completion of the Capital Raise, the Debenture and Preferred Conversion and the Stock Split;
●	Brushy shall have assigned certain oil and gas properties to Creative Oil & Gas, LLC in exchange for forgiveness of the subordinated debt owed by Brushy to SOSventures;
●	Lilis shall have entered into various participation and joint operating agreements with respect to certain oil and gas properties of Brushy;
●	Lilis shall have paid $500,000, and issued a subordinated promissory note for $1 million, to SOSventures;
●	Lilis shall have issued the SOS Warrant to SOSventures; and
●	other customary closing conditions.

If permitted under applicable law, either Lilis or Brushy may waive certain conditions for their own respective benefit and consummate the Merger even though one or more of these conditions have not been met.

Closing and Effective Time of the Merger

Unless otherwise mutually agreed to by Lilis and Brushy, the closing and effective time of the Merger will take place on a date to be specified by the parties to the Merger Agreement, which may be no later than the second business day following the day on which the last of the conditions to consummate the transactions contemplated by the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions).

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Termination

The Merger Agreement may be terminated in certain circumstances prior to the closing, including by either party if (i) the other party fails to obtain stockholder approval of the Merger Agreement and the Merger, (ii) the Merger is not consummated prior to April 30, 2016, (iii) the board of directors of the other party withdraws or changes its recommendation in support of the Merger, (iv) the other party receives an unsolicited proposal that its board of directors concludes, after following certain procedures, is a Superior Proposal (as defined in the Merger Agreement) and (iv) certain breaches of the Merger Agreement. If the Merger Agreement is terminated by one party because of a Superior Proposal, such party will pay a termination fee in the amount of $1.2 million.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing summary of the material terms of the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by the full text of the Merger Agreement. The Merger Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the parties thereto. In particular, the assertions embodied in representations and warranties by Lilis and Brushy contained in the Merger Agreement are qualified by information in the disclosure letters provided by Lilis and Brushy in connection with the signing of the Merger Agreement. These disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Lilis and Brushy, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Lilis and Brushy.

Additional Information

Lilis intends to file with the SEC a registration statement on Form S-4, which will include a joint preliminary proxy statement/information statement of Lilis and Brushy and related materials in connection with the proposed business combination. Lilis and Brushy will mail a definitive proxy statement/information statement and related materials to their respective stockholders and members. Stockholders of Lilis and Brushy and other interested persons are advised to read, when available, the preliminary proxy statement/information statement, amendments thereto, and definitive joint proxy statement/information statement in connection with Lilis’s and Brushy’s solicitation of proxies for their respective special meetings of stockholders or members to be held to approve the transaction because the joint proxy statement/information statement will contain important information about Lilis, Brushy, the combined company (assuming the business combination is consummated) and the proposed business combination. The definitive proxy statement/information statement will be mailed to stockholders of Lilis as of a record date to be established for voting on the transaction. Stockholders of Lilis will also be able to obtain copies of the proxy statement/information statement, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Lilis Energy, Inc., 216 16th Street, Suite #1350, Denver, CO 80202, Attention: Ariella Fuchs.

Participants in the Solicitation

Lilis, Brushy and their respective directors and officers may be deemed participants in the solicitation of proxies to Lilis’s stockholders with respect to the proposed Merger. A list of the names of Lilis’s directors and officers and a description of their interests in Lilis is contained in Lilis’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and the definitive joint proxy statement/prospectus for the proposed business combination) for the special meetings when available.  A list of the names of the directors and officers of Brushy and a description of their interests in Brushy will be contained in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement for the proposed transaction) and the other relevant documents filed with the SEC.

Debenture Conversion Agreement

On December 29, 2015, the Company entered into a Debenture Conversion Agreement (the “Agreement”) between the Company and all of the remaining holders of the Company’s 8% Senior Secured Convertible Debentures (the “Debentures”).  The terms of the Agreement provides that the entire amount of approximately $6.85 million in outstanding Debentures are automatically converted into Lilis common stock upon the closing of the Merger, provided that the Company has obtained the requisite stockholder approval as required by the Nasdaq Marketplace Rules, which the Company plans to seek at the next special meeting to be held in connection with approving the Merger.

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Pursuant to the terms of the Agreement, the Debentures will be converted at a price of $0.50 (the “Conversion Price”), which will result in the issuance of 13,692,930 shares of common stock upon conversion of the Debentures. Holders of the Debentures have waived and forfeited any and all rights to receive accrued but unpaid interest. Upon the conversion of the Debentures, the holders’ security interest will also be extinguished.

In connection with the foregoing, the Company relied upon the exemption from securities registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), for transactions not involving a public offering.

The foregoing description of the terms of the Agreement is not complete and is subject in its entirety by reference to the terms of the Agreement, a copy of which is attached as Exhibit 10.3 hereto.

Convertible Note Financing

Beginning December 29, 2015, the Company entered into 12% Convertible Subordinated Note Purchase Agreements (each a "Convertible Note Purchase Agreement"), by and among the Company and the lending parties set forth on the each of the signature pages attached thereto (the "Purchasers"), for the issuance of an aggregate principal amount of $3.6 million unsecured subordinated convertible notes (the "Convertible Notes"), which includes the $750,002 of short-term notes exchanged for Convertible Notes by the Company, as described more fully below, and warrants to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $0.25 per share (the “Warrants”). The Company intends to use the proceeds to finance the Refundable Deposit, the $1 million payment to Brushy’s senior lender, Independent Bank, as part of the Merger conditions and up to $1.3 million for interest payments to the Lenders (as defined below) and for the Company’s working capital and accounts payables.

The Convertible Notes bear interest at a rate of 12% per annum, payable at maturity on June 30, 2016. The Convertible Notes and accrued but unpaid interest thereon are convertible in whole or in part from time to time at the option of the holders thereof into shares of Common Stock at a conversion price of $0.50 (the "Note Conversion Price"). The Convertible Notes may be prepaid in whole or in part (but with payment of accrued interest to the date of prepayment) at any time at a premium of 103% for the first 120 days and a premium of 105% thereafter, so long as no Senior Debt is outstanding. The Convertible Notes contain customary events of default, which, if uncured, entitle each noteholder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the Convertible Notes, subject to certain subordination provisions.

The Purchasers include certain related parties of the Company, including Abraham Mirman, the Chief Executive Officer and a director of the Company ($500,000), Ronald D. Ormand, a director of the Company ($1 million) and Pierre Caland through Wallington Investment Holdings, Ltd. ($300,000), a more than 5% shareholder of the Company.

Additionally, certain of the Company’s officers, directors and consultants who entered into short-term note agreements with the Company in 2015, have entered into note exchange agreements (each a “Note Exchange Agreement”), whereby the short-term noteholder agreed to exchange all of the Company’s outstanding obligations under such short-term notes, which as of December 29, 2015 had outstanding obligations of $750,002, into the Convertible Notes at a rate, expressed in principal amount of Convertible Notes equal to $1.00 for $1.00, in exchange for the cancellation of the short-term notes, with all amounts due thereunder being cancelled and deemed to have been paid in full, including any accrued but unpaid interest.

The issuance of the Convertible Notes pursuant to the Convertible Note Purchase Agreements and the Note Exchange Agreements will not be registered under the Securities Act. The Company relied upon the exemption from securities registration provided by Section 4(a)(2) under the Securities Act for transactions not involving a public offering.

The foregoing description of the terms of the Convertible Notes, the Warrants, the Note Purchase Agreements and the Note Exchange Agreements are not complete and is subject in its entirety by reference to the terms of the Convertible Notes, the Warrants, the Note Purchase Agreements and the Note Exchange Agreements, forms of which are attached as Exhibits 4.1, 4.2, 10.5 and 10.6, respectively, hereto, and hereby incorporated into this report by reference.

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Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

As previously reported in the Company’s Form 10-Q for the quarter ending September 30, 2015, filed November 23, 2015, the Company is in default of certain provisions under its Credit Agreement, dated as of January 8, 2015, with Heartland Bank (“Heartland”) for (i) failure to make the principal payment due on October 1, 2015, in the amount of $125,000 and interest payments in the aggregate amount of $89,000, pursuant to Section 4.1 of the Credit Agreement, (ii) noncompliance under Sections 8.1 and 8.20 of the Credit Agreement for failure to satisfy the covenants relating to the furnishing of reserve reports as of September 15 of each year and holding regularly scheduled operations meetings, respectively and (iii) an assumption by the Company of an aggregate amount of $650,002 in additional unsecured subordinated debt, which was in excess of the $500,000 subordinated debt basket pursuant to of Section 9.1(c). Subsequent to the quarter ended June 30, 2015, the Company incurred an additional $100,000 in subordinated debt, in violation of the Credit Agreement. Additionally, as of June 30, 2015, the Company had reported non-compliance with the financial covenant in the Credit Agreement that relates to the total debt to EBITDAX ratio, measured annually as of June 30, which had been waived by Heartland prior to the Company’s filing of its quarterly report for the period ended June 30, 2015.

On December 29, 2015, the Company entered into a forbearance agreement with Heartland (the “Forbearance Agreement”) pursuant to which Heartland, acting for itself as Lender and as administrative agent, agreed to forbear exercising any of its remedies for the existing covenant defaults for period of time to permit the Company to consummate the Merger and seek refinancing of the indebtedness owed to Heartland in the approximate amount of $2,750,000.  The forbearance period began with the first day following the execution of the Forbearance Agreement on December 30, 2015 and ends on the earlier to occur of the Maturity Date (as defined in the Credit Agreement) or the occurrence of a future default not addressed by the Forbearance Agreement (a “Non-Forbearance Default”), if certain conditions, set forth below, are met (the “Forbearance Period”).

The Forbearance Period is subject to the following conditions: (i) the Company will pay to Heartland, for the benefit of Lenders, $86,892.36, in satisfaction of all interest payments not previously paid with respect to any Interest Payment Date and will timely pay all interest amounts it is required to pay pursuant to Section 4.1 of the Credit Agreement, (ii) by January 31, 2016, the Borrower will provide to Heartland all financial statements, information and reports required to be provided pursuant to Section 8.1 of the Credit Agreement which were not previously provided to Heartland, subject to certain exceptions, (iii) in regards to the Merger: (a) on or prior to the execution of the Forbearance Agreement, the Company will have provided to Heartland a copy of the signed letter of intent with respect to the Merger, (b) on or prior to December 31, 2015, the Company will have signed the Merger Agreement and publicly announced such Merger, (c) on or prior to January 31, 2016, Borrower will have filed the Registration Statement on Form S-4 (and the definitive joint proxy statement/prospectus for the proposed business combination) and (d) on or prior to April 30, 2016, the Merger will have closed, and (iv) prior to or concurrent with the closing of the Merger, but in no event later than, April 30, 2016, Borrower will prepay the Loan in its entirety in accordance with Section 4.2 of the Credit Agreement.

The Forbearance Agreement also requires that on or prior to January 15, 2016, the Company deliver to Heartland copies of the executed Convertible Notes in the form agreed upon by both parties, issued in exchange for all subordinated Debt (as defined in the Forbearance Agreement) incurred by the Borrower during the 180 day period immediately preceding the date of the Forbearance Agreement (the “Old Subordinated Debt”). The Company also agreed that during the Forbearance Period, it will not issue or incur any new subordinated Debt except for subordinated Debt which (i) is in the form agreed to and (ii) is for a principal amount which when added to all Old Subordinated Debt and any other new subordinated Debt issued during the Forbearance Period does not exceed $4.0 million in aggregate principal amount (all such new subordinated Debt issued in accordance with the immediately preceding clauses (i) and (ii) is referred to herein as the “New Subordinated Debt”). Upon the issuance of any Old Subordinated Debt and New Subordinated Debt, the Company agrees that it will not amend, alter or waive any provision of such Old Subordinated Debt or New Subordinated Debt without the prior written consent of Heartland. The Company agrees that it will use the proceeds from the issuance of any New Subordinated Debt for only the following purposes: (i) to fund the Refundable Deposit, (ii) up to $1 million paid to Brushy’s senior lender, Independent Bank, as part of the Merger conditions and (iii) up to $1,300,000 for interest payments to the Lenders and for the Company’s working capital and accounts payables.

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The failure to meet any of the deadlines set forth above would constitute a default on the Forbearance Agreement and entitle Heartland to exercise its default remedies under the Credit Agreement.

The foregoing description of the Forbearance Agreement does not purport to be complete and is qualified in its entirety by reference to the Forbearance Agreement, a copy of which is filed as Exhibit 10.4 hereto and is hereby incorporated into this report by reference.

Item 3.02 Unregistered Sales of Equity Securities

Beginning on December 29, 2015, the Company sold an aggregate principal amount of $3.6 million in Convertible Notes (including the $750,002 in short-term notes exchanged into the Convertible Notes as described in Item 1.01 above) and warrants to purchase an aggregate of 16,000,000 shares of Common Stock to accredited investors and certain affiliates of the Company. These securities were issued pursuant to Section 4(a)(2) of the Securities Act. The investors represented their intentions to acquire the securities for investment only and not with a view toward distribution. The holders were given adequate information about the Company to make an informed investment decision. The Company did not engage in any general solicitation or advertising. The Company issued the warrants with the appropriate restrictive legend affixed thereto.

Information required to be disclosed in this Item 3.02 relating to the conversion price of the Convertible Notes, the exercise price of the Warrants, and the material terms thereof is incorporated by reference to Item 1.01 of this report.

Forward-Looking Statements

This Current Report on Form 8-K may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Lilis, Brushy, and the combined company after completion of the proposed business combination, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Lilis, Brushy or others following announcement of the Merger Agreement and the transactions contemplated thereby; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Lilis or Brushy or to satisfy other conditions to closing in the Merger Agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain, necessary regulatory approvals or complete regulatory reviews, if any, required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably, maintain relationships with customers and retain its key employees; (7) costs related to the proposed transactions; (8) changes in applicable laws or regulations; (9) the possibility that Lilis or Brushy may be adversely affected by other economic, business and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by Lilis and Brushy, including the Registration Statement on Form S-4 (including the joint proxy statement/prospectus) and the risks described under the caption “Risk Factors” therein.

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Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Lilis and Brushy undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.  Furthermore, this communication is not a solicitation of proxies from the holders of Lilis’s common stock.  Any solicitation of proxies will be made only by Lilis’s definitive proxy statement, which will be mailed, when available, to all stockholders of record as of the applicable record date.

Item 7.01 Regulation FD Disclosure

On December 30, 2015, the Company issued a press release announcing the entry into the Merger Agreement and certain of the recapitilization transactions described above. The full text of the press release is attached hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The information included in this Item 7.01 and the press release attached hereto as Exhibit 99.1 is being furnished to the Securities and Exchange Commission in satisfaction of the public disclosure requirements of Regulation FD and shall not be deemed “filed” for any purpose.

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc. and Brushy Resources, Inc.
4.1	Form of Convertible Note.
4.2	Form of Warrant.
10.1	Voting Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc., Brushy Resources, Inc. and SOSventures, LLC.
10.2	Voting Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc., Brushy Resources, Inc. and Longview Marquis Fund LP, LMIF Investments LLC and SMF investments, LLC.
10.3	Debenture Conversion Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., T.R. Winston and Company acting as placement agent and each Debenture holder.
10.4	Forbearance Agreement, dated as of December 29, 2015, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.
10.5	Form of Convertible Note Purchase Agreement.
10.6	Form of Note Exchange Agreement.
99.1	Press Release of Lilis Energy, Inc. dated December 30, 2015.

* Pursuant to Item 6.01(b)(2) of Regulation S-K, the Company has omitted certain schedules to the exhibit. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 5, 2016	LILIS ENERGY, INC.

	By:	/s/ Kevin Nanke
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc. and Brushy Resources, Inc.
4.1	Form of Convertible Note.
4.2	Form of Warrant.
10.1	Voting Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc., Brushy Resources, Inc. and SOSventures, LLC.
10.2	Voting Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., Lilis Merger Sub, Inc., Brushy Resources, Inc. and Longview Marquis Fund LP, LMIF Investments LLC and SMF investments, LLC.
10.3	Debenture Conversion Agreement, dated as of December 29, 2015 between Lilis Energy, Inc., T.R. Winston and Company acting as placement agent and each Debenture holder.
10.4	Forbearance Agreement, dated as of December 29, 2015, between Lilis Energy, Inc. and Heartland Bank, as administrative agent.
10.5	Form of Convertible Note Purchase Agreement.
10.6	Form of Note Exchange Agreement.
99.1	Press Release of Lilis Energy, Inc. dated December 30, 2015.

* Pursuant to Item 6.01(b)(2) of Regulation S-K, the Company has omitted certain schedules to the exhibit. The Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

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